                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of, February 2004

Commission File Number 001-11712

                       M-Systems Flash Disk Pioneers Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    7 Atir Yeda St., Kfar Saba 44425, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F X Form 40-F
                                                 ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No  X
    ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

THIS FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (REGISTRATION NO. 333-109338).





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     The following exhibit is furnished as part of this Report on Form 6-K:

--------------------- --------------------------------------------------------------------------------------------
EXHIBIT NUMBER                                                DESCRIPTION
--------------------- --------------------------------------------------------------------------------------------
         1            Underwriting Agreement, dated February 19, 2004, among the Registrant, M-Systems, Inc., and Citigroup Global Markets Inc., CIBC World Markets Corp., UBS Securities LLC, C.E.
                      Unterberg, Towbin, HSBC Securities (USA) Inc. and Thomas Weisel Partners LLC, as
                      representatives of the several underwriters
--------------------- --------------------------------------------------------------------------------------------

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            M-SYSTEMS FLASH DISK PIONEERS LTD.



Date:  February 23, 2004                    By:      /s/ RONIT MAOR
                                               --------------------
                                               Name:  Ronit Maor
                                               Title: Chief Financial Officer


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                                  EXHIBIT INDEX


--------------------- --------------------------------------------------------------------------------------------
EXHIBIT NUMBER                                                DESCRIPTION
--------------------- --------------------------------------------------------------------------------------------
         1            Underwriting Agreement, dated February 19, 2004, among the Registrant, M-Systems, Inc., and Citigroup Global Markets Inc., CIBC World Markets Corp., UBS Securities LLC, C.E.
                      Unterberg, Towbin, HSBC Securities (USA) Inc. and Thomas Weisel Partners LLC, as
                      representatives of the several underwriters
--------------------- --------------------------------------------------------------------------------------------